Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Resignation of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 November 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive directors.

Stock Code: 600029	Stock Short Name: China South Air	Notice No.: Lin 2022-071

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY

LIMITED ON RESIGNATION OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”) of the Company and all its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to Article. 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the ninth session of the Board has agreed by signing to unanimously pass the following resolutions on 28 November 2022:

Agreed that Mr. Luo Lai Jun ceased to be the Executive Vice President of the Company due to changes in the work; Mr. Luo Ming Hao ceased to be the Chief Pilot of the Company due to retirement.

The number of Directors supposed to be present for consideration was five, of which five attended the consideration in person. The Directors approved the above resolutions unanimously after consideration. The manners and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Mr. Luo Lai Jun confirmed that he has no disagreement with the Board and the Company, and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Luo Lai Jun for his contributions to the development of the Company during his tenure of office of the Executive Vice President of the Company.

Mr. Luo Ming Hao confirmed that he has no disagreement with the Board and the Company, and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Luo Ming Hao for his contributions to the development of the Company during his tenure of office of the Chief Pilot of the Company.

Opinions of the Independent Directors:

The resignation procedures of the above senior management personnel are in compliance with relevant laws, regulations and the Articles of Association of the Company. We hereby agree the above resolutions of the Board.

Independent Directors: Liu Chang Le, Gu Hui Zhong and Guo Wei

The Board of Directors of

China Southern Airlines Company Limited

28 November 2022

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